Ms. Asia Timmons-Pierce

Special Counsel

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Attn: Ms. Asia Timmons-Pierce

December 22, 2021

Re:	Wireless electrical Grid LAN, WiGL, Inc. Registration Statement on Form 1-A Filed November 30, 2021 File No. 024-11732

Dear Ms. Timmons-Pierce,

Thank you for your comments dated December 17, 2021 regarding the Form 1-A Offering Statement of Wireless electrical Grid LAN, WiGL, Inc. filed on November 30, 2021 (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Form 1-A, Filed November 30, 2021

Financial Statements, page F-1

1.	Please be sure to include an auditor's report that conforms to the requirements outlined within paragraph (c)(1)(iii) of Part F/S of Form 1-A.

The Company has updated the Form 1-A Offering Statement and included the auditor’s report that conforms to the requirements outlined within paragraph (c)(1)(iii) of Part F/S of Form 1-A.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

Cc: Ahmad Glover

President Wireless electrical Grid LAN, WiGL, Inc.

1919 Commerce Drive, Suite 120

Hampton, VA 23666